Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

February 24, 2026

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Twilio Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 24, 2026. This disclosure relates solely to matters previously disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.
    Sincerely,
/s/ Aidan Viggiano
Aidan Viggiano
Chief Financial Officer
(Principal Accounting and Financial Officer)